Exhibit B
Audited Consolidated Financial Statements

Auditors’ Report

To the Shareholders of Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants Toronto, Ontario	January 30, 2004

Comments by Auditors on Canada — United States Reporting Differences

To the Shareholders of Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated January 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants Toronto, Ontario	January 30, 2004

Consolidated Balance Sheets

As at December 31, (in millions of U.S. dollars)	2003	2002

Assets
Current assets
Cash and cash equivalents	$31.7	$49.0
Accounts receivable (net of allowance for doubtful accounts of $0.5; 2002 - $0.5)	64.1	47.0
Inventory	14.2	12.5
Prepaid expenses and other	24.6	10.9

	134.6	119.4
Investments in partnerships and corporations (note 5)	53.1	68.9
Investment in Legacy Hotels Real Estate Investment Trust (note 6)	105.9	96.4
Non-hotel real estate	95.1	88.8
Property and equipment (note 7)	1,656.2	1,441.1
Goodwill (note 8)	132.0	123.0
Intangible assets (note 8)	216.7	201.7
Other assets and deferred charges (note 9)	109.4	83.7

	$2,503.0	$2,223.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124.0	$111.0
Dividends payable	3.2	2.4
Current portion of long-term debt (note 10)	117.8	72.3

	245.0	185.7
Long-term debt (note 10)	539.8	463.2
Other liabilities	91.4	78.4
Future income taxes (note 11)	80.9	96.4

	957.1	823.7

Shareholders’ Equity (note 12)
Common shares	1,202.2	1,191.5
Contributed surplus	142.3	141.9
Other equity	19.2	—
Foreign currency translation adjustments	104.1	27.4
Retained earnings	78.1	38.5

	1,545.9	1,399.3

	$2,503.0	$2,223.0

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ William R. Fatt	/s/ Angus A. MacNaughton

William R. Fatt Director	Angus A. MacNaughton Director

Consolidated Statements of Retained Earnings (Deficit)

For the years ended December 31, (in millions of U.S. dollars)	2003	2002	2001

Balance - Beginning of year	$38.5	$(19.6)	$4,618.0
Net income for the year	50.7	92.5	895.7

	89.2	72.9	5,513.7
Repurchase of common shares (note 12)	(5.5)	(30.4)	—
Dividends
Common shares	(5.6)	(4.0)	(87.9)
Preferred shares	—	—	(5.4)
Distribution and settlements on reorganization (note 24)	—	—	(5,440.0)

Balance - End of year	$78.1	$38.5	$(19.6)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, (in millions of U.S. dollars, except per share amounts)	2003	2002	2001

Revenues
Hotel ownership operations	$584.9	$516.6	$489.6
Management operations	37.6	36.1	34.3
Real estate activities	36.3	37.9	13.4

	658.8	590.6	537.3
Other revenues from managed and franchised properties (note 2(f))	32.6	27.7	29.4

	691.4	618.3	566.7

Expenses
Hotel ownership operations	460.9	367.9	358.8
Management operations	22.5	14.5	16.4
Real estate activities	23.6	26.4	15.5

Operating expenses	507.0	408.8	390.7

Other expenses from managed and franchised properties (note 2(f))	35.1	28.9	31.6

	542.1	437.7	422.3

Income (loss) from equity investments and other (note 14)	(6.9)	17.7	18.7

Operating income before undernoted items	142.4	198.3	163.1
Amortization	67.5	52.4	50.7
Other (income) expenses, net (note 15)	2.1	(4.9)	10.1
Reorganization and corporate expenses (note 16)	—	2.2	156.9
Interest expense, net (note 17)	33.6	19.1	69.6

Income (loss) before income tax expense (recovery), non-controlling interest, goodwill amortization and discontinued operations	39.2	129.5	(124.2)

Income tax expense (recovery) (note 11)
Current	12.8	12.0	21.1
Future	(24.3)	23.8	(120.7)

	(11.5)	35.8	(99.6)

Non-controlling interest	—	1.2	1.1

Income (loss) before goodwill amortization and discontinued operations	50.7	92.5	(25.7)
Goodwill amortization, net of taxes (note 2(e))	—	—	2.5

Income (loss) from continuing operations	50.7	92.5	(28.2)
Discontinued operations (note 24)	—	—	923.9

Net income for the year	50.7	92.5	895.7
Preferred share dividends	—	—	(5.4)

Net income available to common shareholders	$50.7	$92.5	$890.3

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	79.2	78.4	78.9
Diluted	80.0	79.7	79.0
Basic earnings (loss) per common share
Income (loss) from continuing operations	$0.64	$1.18	$(0.43)
Discontinued operations	—	—	11.71
Net income	0.64	1.18	11.28
Diluted earnings (loss) per common share
Income (loss) from continuing operations	0.63	1.16	(0.43)
Discontinued operations	—	—	11.70
Net income	0.63	1.16	11.27
Dividends declared per common share	$0.07	$0.05	$1.12

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, (in millions of U.S. dollars)	2003	2002	2001

Cash provided by (used in)
Operating activities
Income (loss) from continuing operations	$50.7	$92.5	$(28.2)
Items not affecting cash
Amortization of property and equipment	64.8	50.0	45.5
Amortization of goodwill and intangible assets	2.7	2.4	8.3
(Income) loss from equity investments and other	6.9	(17.7)	(18.7)
Future income taxes	(24.3)	23.8	(121.3)
Non-controlling interest	—	1.2	1.1
Gain on sale of Legacy Hotels Real Estate Investment Trust units	—	—	(31.1)
Write-off of property and equipment and other assets	—	—	40.7
Distributions from investments	6.7	15.1	11.6
Other	(11.6)	(22.3)	(56.5)
Changes in non-hotel real estate	13.3	6.9	(17.4)
Changes in non-cash working capital items (note 19)	(0.3)	(10.5)	(23.7)
Discontinued operations	—	—	2,011.4

	108.9	141.4	1,821.7

Investing activities
Additions to property and equipment	(87.2)	(84.3)	(121.8)
Acquisitions, net of cash acquired (note 4)	6.0	(136.0)	(234.6)
Investments in partnerships and corporations	(1.6)	(8.9)	(26.6)
Investments in Legacy Hotels Real Estate Investment Trust	—	(37.8)	(2.8)
Sale of investments and properties	—	—	149.2
Sale of units in Legacy Hotels Real Estate Investment Trust	—	—	53.5
Issuance of notes receivable	(31.3)	—	(27.2)
Collection of notes receivable	7.2	—	—
Other	—	(1.0)	1.2
Discontinued operations	—	—	(1,407.2)

	(106.9)	(268.0)	(1,616.3)

Financing activities
Issuance of long-term debt	162.7	238.4	165.0
Repayment of long-term debt	(423.9)	(43.9)	(632.1)
Net proceeds from issuance of convertible notes	262.5	—	—
Issuance of common shares	1.0	4.7	53.5
Repurchase of common shares	(16.8)	(73.2)	(9.9)
Dividends	(4.8)	(3.2)	(122.8)
Redemption of preferred shares	—	—	(144.8)
Issuance of commercial paper	—	—	61.5
Repayment of commercial paper	—	—	(643.9)
Other	—	—	43.0
Discontinued operations	—	—	668.6

	(19.3)	122.8	(561.9)

Effect of exchange rate changes on cash	—	0.1	(8.1)

Decrease in cash and cash equivalents	(17.3)	(3.7)	(364.6)
Cash and cash equivalents — Beginning of year	49.0	52.7	417.3

Cash and cash equivalents — End of year	$31.7	$49.0	$52.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(in millions of U.S. dollars, except per share amounts)

1. Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 116 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2003, FHR managed or franchised 82 luxury and first-class hotels and resorts. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which as at December 31, 2003, managed 43 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts as at December 31, 2003. In addition to hotel and resort management, as at December 31, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

2.     Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company’s consolidated financial statements include the consolidated accounts of FHR and its wholly owned subsidiaries, FHR Holdings Inc. (“FHRHI”), FHR Real Estate Corporation (“FHRREC”), Delta, FHR Properties Inc. and Fairmont, in which the Company owns 83.5%.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

     The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders’ equity as foreign currency translation adjustments.

Reporting currency

The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all amounts recorded prior to July 1, 2001 have been converted from Canadian to U.S. dollars at the exchange rate in effect as at June 30, 2001 of $0.6589.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence, using the equity method. Investments in partnerships or corporations over which it neither controls or has significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place (“FHP”), the Company’s vacation ownership product.

     Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

     Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests (“VOIs”) until the revenue is recognized. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize major renewals and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

     Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

     Amortization is provided at rates designed to amortize the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building. The annual rates of amortization are as follows:

Buildings	40 years straight-line
Building equipment	17 — 25 years straight-line
Furniture, fixtures and equipment	5 — 17 years straight-line
Computer software	2 — 7 years straight-line
Vehicles	3 — 5 years straight-line
Leasehold improvements	over the term of the leases

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with definite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire individual management contracts.

Goodwill and intangibles with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis. The Company performs such impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangibles with definite useful lives

Management contracts acquired in a business combination are recorded at values that represent the estimated present value of net cash flows that, on acquisition, were expected to be received over the estimated lives of the contracts. They are amortized on a straight-line basis, reflecting the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts. Management contracts acquired in other than business combinations are recorded at cost and are amortized on a straight-line basis over the term of the contracts, including renewal terms where applicable.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

     At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that is no longer deemed to be effective or does not meet the criteria of a hedge in the consolidated statement of income.

     FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net income and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided in the notes. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights (“SARs”) for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues include hotel operations in respect of owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy and food and beverage services. Management fees comprise a base fee, which is a percentage of the revenues of hotels, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company’s VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

     Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Real estate revenues are realized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for items and matters such as amortization, goodwill and intangible asset impairment assessments, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years’ comparative figures have been reclassified to conform with the presentation adopted in 2003.

Changes in accounting policies

a)   Stock-based compensation

Effective January 1, 2003, FHR prospectively adopted the revised recommendations of the CICA with respect to accounting for stock-based compensation. The Company has chosen to apply these new recommendations on a prospective basis and has recognized compensation expense for stock options granted on or after January 1, 2003. Pro forma disclosures of net income and earnings per share have been provided (note 13) as if the fair value based accounting method had been used to account for stock- based compensation for any options granted on or after January 1, 2002, but before January 1, 2003.

b)   Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of the CICA with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long- lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Prior to January 1, 2003, the net book value of long-lived assets were reviewed regularly and compared with their net recoverable amounts, based on management’s projected undiscounted future cash flows. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

c)   Asset retirement obligations

Effective January 1, 2003, FHR adopted the new recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this new standard resulted in an increase of $0.7 to other liabilities and property and equipment.

d)   Foreign currency translation

Effective January 1, 2002, FHR adopted the revised recommendations of the CICA with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the year ended December 31, 2001.

e)   Goodwill and intangible assets

On January 1, 2002, FHR adopted the recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including amounts relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Upon initial adoption of these recommendations, FHR completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives and concluded that these assets were not impaired.

     A reconciliation of reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	2003	2002	2001

Reported net income	$50.7	$92.5	$895.7
Goodwill amortization, net of tax	—	—	2.5
Brand name amortizations, net of tax	—	—	1.1

Adjusted net income	50.7	92.5	899.3

Basic earnings per share
Reported net income	0.64	1.18	11.28
Goodwill amortization	—	—	0.03
Brand name amortization	—	—	0.01

Adjusted net income	0.64	1.18	11.32

Diluted earnings per share
Reported net income	0.63	1.16	11.27
Goodwill amortization	—	—	0.03
Brand name amortization	—	—	0.01

Adjusted net income	$0.63	$1.16	$11.31

f)   Other revenues and expenses from managed and franchised properties

Effective January 1, 2002, other revenues and expenses from managed and franchised properties are included in the consolidated statements of income in response to a CICA Emerging Issues Committee abstract. The 2001 revenues and expenses were reclassified to conform with the presentation adopted in 2002. These transactions were previously recorded on a net basis.

Recently issued accounting pronouncements

Hedging relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. This guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Early adoption is permissible, however, the Company will be implementing this guidance in 2004. The adoption of this accounting guidance will not have a material impact on either financial statement presentation or operations.

Variable interest entities

The CICA has recently issued a guideline on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires FHR to identify VIEs in which the Company has an interest, determine whether FHR is the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity that is structured such that:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either a direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns.

     A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. FHR is currently in the process of identifying any potential impact and is planning on implementing this standard in the first quarter of 2004. FHR is adopting this standard early to minimize potential differences between Canadian and U.S. GAAP. This guideline could result in the consolidation of managed hotels and the deconsolidation of any subsidiary where it is determined that the Company is not the primary beneficiary. The Company is still reviewing the impact this standard will have on its financial statement presentation.

Generally accepted accounting principles and general standards of financial statement presentation

The CICA has issued new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. The Company will begin to follow these new standards starting in 2004.

3. Segmented information

The continuing operations of FHR consist of five operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels across Canada and the United States. Real estate activities consist primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a luxury hotel management company and Delta is a Canadian first-class hotel management company.

The performance of all segments is evaluated primarily on earnings before interest, income taxes and amortization (“EBITDA”), which management defines as income before interest, income taxes, non-controlling interest, amortization, other income and expenses and reorganization and corporate expenses. EBITDA includes income from equity investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest, income taxes, non-controlling interest and goodwill amortization are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2003

	Ownership			Management		Inter-
						segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other (a)	Total

Operating revenues	$584.9	$—	$36.3	$44.2	$11.7	$(18.3)	$658.8
Other revenues from managed and franchised properties	—	—	—	24.4	8.2	—	32.6

							691.4

Income (loss) from equity investments and other	1.7	(8.6)	—	—	—	—	(6.9)
EBITDA(b)	107.4	(8.6)	12.7	24.8	8.7	(2.6)	142.4
Total assets(c)	1,916.5	105.9	101.8	350.8	75.8	(47.8)	2,503.0
Capital expenditures	84.2	—	—	3.0	—	—	87.2

	2002

	Ownership			Management		Inter-
						segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other (a)	Total

Operating revenues	$516.6	$—	$37.9	$41.3	$11.4	$(16.6)	$590.6
Other revenues from managed and franchised properties	—	—	—	19.8	7.9	—	27.7

							618.3

Income from equity investments and other	11.3	6.4	—	—	—	—	17.7
EBITDA(b)	143.4	6.4	11.5	30.2	8.1	(1.3)	198.3
Total assets(c)	1,879.9	96.4	95.0	285.8	66.0	(200.1)	2,223.0
Capital expenditures	80.1	—	—	4.2	—	—	84.3

	2001

	Ownership			Management		Inter-
						segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other (a)	Total

Operating revenues	$489.6	$—	$13.4	$39.9	$10.4	$(16.0)	$537.3
Other revenues from managed and franchised properties	—	—	—	20.9	8.5	—	29.4

							566.7

Income from equity investments and other	11.3	7.4	—	—	—	—	18.7
EBITDA(b)	126.1	7.4	(2.1)	26.3	7.6	(2.2)	163.1
Total assets(c)	1,458.9	56.4	92.1	239.3	71.0	3.7	1,921.4
Capital expenditures	115.2	—	—	5.9	0.7	—	121.8

a) Revenues represent management fees that are charged by Fairmont of $18.0 (2002 – $16.3; 2001 – $16.0) and Delta of $0.3 (2002 – $0.3; 2001 – $nil) to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreement. Adjustments to total assets represent the elimination of intersegment loans net of corporate assets.

b) The following costs are not allocated to the individual segments in evaluating income (loss) before income tax expense, non-controlling interest, goodwill amortization and discontinued operations:

	2003	2002	2001

Amortization	$67.5	$52.4	$50.7
Other (income) expense	2.1	(4.9)	10.1
Reorganization and corporate expenses	—	2.2	156.9
Interest expense, net	33.6	19.1	69.6

c) Hotel ownership assets include $48.5 (2002 – $64.7; 2001 – $51.2) of investments accounted for using the equity method.

Geographical information

	Revenues			Property and equipment

	2003	2002	2001	2003	2002

Canada	$300.1	$289.8	$274.3	$520.6	$447.0
United States	241.9	163.4	142.5	742.4	614.0
Bermuda	77.8	91.8	73.4	237.7	235.0
Mexico	58.5	58.5	60.6	104.1	99.3
Other international	13.1	14.8	15.9	51.4	45.8

	$691.4	$618.3	$566.7	$1,656.2	$1,441.1

	Goodwill		Intangible Assets

	2003	2002	2003	2002

Canada	$50.7	$41.9	$63.4	$52.8
United States	53.2	53.0	150.5	146.1
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	—	—
Other international	—	—	—	—

	$132.0	$123.0	$216.7	$201.7

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2003, 2002 or 2001.

4. Acquisitions

The cash consideration paid (received) net of cash acquired on business acquisitions comprise the following:

	2003	2002	2001

The Fairmont Copley Plaza Boston	$(6.0)	$—	$—
The Fairmont Orchid, Hawaii	—	136.0	—
The Fairmont Kea Lani Maui	—	—	214.3
The Fairmont Royal Pavilion and The Fairmont Glitter Bay	—	—	20.3

	$(6.0)	$136.0	$234.6

The Fairmont Copley Plaza Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 6.5%.

     The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

Fairmont Hotels Inc.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR.

     FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares at the time. The acquisition was accounted for using the step purchase method. The results of Fairmont continue to be included in the consolidated statements of income, and the portion related to non-controlling interest was reduced to 16.5% from September 23, 2002. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Orchid, Hawaii

On December 17, 2002, the Company acquired the assets of The Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

     The purchase prices of the 2002 acquisitions have been allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

	The Fairmont Orchid,	Fairmont
	Hawaii	Hotels Inc.	Total

Land	$25.3	$—	$25.3
Building	104.9	—	104.9
Furniture, fixtures and equipment	11.3	—	11.3
Goodwill	—	16.7	16.7
Management contracts	—	4.1	4.1
Brand name	—	38.9	38.9
Non-controlling interest	—	26.2	26.2
Future income taxes	—	(16.7)	(16.7)
Working capital assumed	(5.5)	—	(5.5)

	$136.0	$69.2	$205.2

     None of the goodwill acquired is expected to be deductible for income tax purposes. The management contracts are being amortized over a period of 40 years and the brand name is not being amortized since it is considered to have an indefinite useful life.

The Fairmont Kea Lani Maui

In February 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price included related acquisition costs paid in cash of approximately $1.5. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

The Fairmont Royal Pavilion and The Fairmont Glitter Bay

In January 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay in Barbados for $20.3 in cash. The total cost of the two hotels, including the 49% interest already owned, was $33.8. The acquisition was accounted for using the step purchase method and the results of the two hotels have been included in the consolidated statements of income from the date of acquisition.

     The purchase prices of the 2001 acquisitions have been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

		The Fairmont Royal
		Pavilion and
	The Fairmont Kea	The Fairmont
	Lani Maui	Glitter Bay	Total

Land	$49.7	$18.0	$67.7
Building	192.4	24.4	216.8
Furniture, fixtures and equipment	7.6	1.0	8.6
Working capital, net of cash	(5.2)	(1.1)	(6.3)
Note payable	(30.2)	—	(30.2)
Long-term debt assumed	—	(8.5)	(8.5)

	$214.3	$33.8	$248.1

5. Investments in partnerships and corporations

	2003	2002

Accounted for using the equity method	$48.5	$64.7
Accounted for using the cost method	4.6	4.2

	$53.1	$68.9

     In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR has committed to advance a loan of $10.0 on normal commercial terms to this hotel and has advanced a total of $3.0 as at December 31, 2003. This investment is accounted for using the equity method.

6. Investment in Legacy Hotels Real Estate Investment Trust

As at December 31, 2003, the Company owned 21,939,143 (2002 – 21,939,143) units and all 14,700,000 (2002 – 14,700,000) exchangeable shares of a subsidiary corporation of Legacy, representing a 35.2% ownership interest (2002 – 35.2%). The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders. Based on the December 31, 2003 closing unit price of Legacy, the market value of this investment was approximately $121.2. The Company does not guarantee any of Legacy’s debt.

     The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of CAD$9.80 per unit. The options are fully vested, exercisable and expire in 2007.

     The following selected consolidated financial information of Legacy has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to U.S. dollars using the current rate method.

	2003	2002

Assets
Current assets	$62.1	$62.6
Property and equipment	1,423.2	1,104.9
Other assets	49.1	40.9

	$1,534.4	$1,208.4

Liabilities and Unitholders’ Interest
Current liabilities	$117.7	$144.5
Long-term debt	627.1	371.9
Other liabilities	47.7	38.3
Unitholders’ interest	741.9	653.7

	$1,534.4	$1,208.4

	2003	2002	2001

Revenues	$474.2	$412.5	$394.0

Operating expenses	336.3	272.6	261.4
Other expenses	98.1	76.2	69.0
Interest expense, net	50.7	31.0	29.4

	485.1	379.8	359.8

Income (loss) before income tax expense	(10.9)	32.7	34.2
Income tax expense (recovery)	(4.9)	(2.4)	(0.7)

Net income (loss)	$(6.0)	$35.1	$34.9

     The Company’s investment in Legacy is different than the amount of the underlying equity in net assets due to adjustments that are made to conform Legacy’s accounting policies with those of the Company and an unamortized gain related to the transfer of properties between the Company and Legacy.

7. Property and equipment

	2003

		Accumulated
	Cost	amortization	Net

Land and land improvements	$237.2	$(0.7)	$236.5
Buildings and leasehold improvements	830.7	(82.2)	748.5
Buildings on leased land	555.6	(103.0)	452.6
Furniture, fixtures and equipment	337.6	(159.6)	178.0
Construction-in-progress	40.6	—	40.6

	$2,001.7	$(345.5)	$1,656.2

	2002

		Accumulated
	Cost	amortization	Net

Land and land improvements	$205.8	$(0.4)	$205.4
Buildings and leasehold improvements	691.4	(57.4)	634.0
Buildings on leased land	496.2	(75.9)	420.3
Furniture, fixtures and equipment	282.5	(112.7)	169.8
Construction-in-progress	11.6	—	11.6

	$1,687.5	$(246.4)	$1,441.1

     The amortization expense related to property and equipment used in continuing operations was $64.8 (2002 – $50.0; 2001 – $45.5). Interest capitalized as a cost of property and equipment totaled $0.8 (2002 – $0.1; 2001 - $0.5).

8. Goodwill and intangible assets

Goodwill by operating segment

	Hotel		Real estate
	ownership	Legacy	activities	Fairmont	Delta	Total

Balance as at January 1, 2002	$79.1	$—	$—	$7.2	$19.7	$106.0
Goodwill from business acquisitions	—	—	—	16.7	—	16.7
Currency translation	0.2	—	—	—	0.1	0.3

Balance as at December 31, 2002	79.3	—	—	23.9	19.8	123.0
Currency translation	4.7	—	—	—	4.3	9.0

Balance as at December 31, 2003	$84.0	$—	$—	$23.9	$24.1	$132.0

	2003	2002

Intangible assets subject to amortization
Cost	$82.6	$71.8
Accumulated amortization	(13.9)	(9.9)

	68.7	61.9

Intangible assets not subject to amortization
Brand name	148.0	139.8

	$216.7	$201.7

     Intangible assets subject to amortization are amortized over their estimated useful lives, which range from 35 to 50 years. The amortization expense related to intangible assets subject to amortization was $2.7 (2002 – $2.4; 2001 – $5.3). Amortization expense relating to the above intangible assets subject to amortization is expected to be $2.7 each of the fiscal years 2004 through 2009.

9. Other assets and deferred charges

	2003			2002

		Accumulated
	Cost	amortization	Net	Net

Long-term advances	$72.8	$—	$72.8	$57.1
Pension asset	18.0	—	18.0	14.2
Deferred charges	12.5	(1.5)	11.0	4.0
Restricted cash	2.4	—	2.4	—
Other	5.2	—	5.2	8.4

	$110.9	$(1.5)	$109.4	$83.7

     A portion of the long-term advances are non-interest bearing, while the remainder bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between January 2008 and November 2009. A portion of the long-term advances will be forgiven if the Company receives two hotel management contracts from the loan holder prior to January 2008. Restricted cash is to be used for certain capital expenditures. Amortization expense related to deferred charges was $0.4 (2002 – $0.1; 2001 – $0.3).

10. Long-term debt

	2003	2002

3.75% convertible senior notes (1)	$251.1	$—
Revolving credit facility, due September 10, 2004 (2)	40.5	358.5
Revolving credit facility, due March 2005 (2)	50.0	43.1
Floating-rate mortgage due March 1, 2006 (3)	120.0	—
Floating-rate mortgage due March 5, 2007 (4)	65.4	—
8.84%, notes due, August 1, 2016 (5)	52.8	54.9
7.47% mortgage, due May 21, 2008 (6)	5.5	6.7
Fairmont put option (7)	69.0	69.0
Other	3.3	3.3

	657.6	535.5
Less: Current portion of long-term debt	(117.8)	(72.3)

	$539.8	$463.2

1) In 2003 FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance $250.8 was recorded as long-term debt with the balance recorded in other equity (note 12). This amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR.

2) The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2003 was 5.2%. These facilities are unsecured, and contain financial covenants with respect to debt levels and interest coverage. As at December 31, 2003, this balance included $79.3 of debt denominated in Canadian dollars.

3) The interest rate is the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%. The mortgage is secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui.

4) The interest rate is floating and is based on LIBOR plus 2.25%. FHR has entered into an interest rate contract to cap the LIBOR rate at 6.5%. The mortgage is secured by substantially all of the property and equipment and assignment of auxiliary rents of The Fairmont Copley Plaza Boston, and is non-recourse to FHR except for approximately $29.0, which FHR has guaranteed until such time that certain financial covenants are met.

5) The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

6) The 7.47% mortgage is secured by substantially all property and equipment and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

7) A minority shareholder holds shares in Fairmont that may be put to FHR for $69.0 at any time prior to October 1, 2004. In the event the put is not exercised, this amount will no longer be considered debt.

     The principal repayments pursuant to the loan agreements are as follows:

2004	$117.8
2005	55.0
2006	126.2
2007	65.5
2008	4.6
Thereafter	288.5

$657.6

11. Income taxes

The provision for (recovery of) income taxes is as follows:

	2003	2002	2001

Pretax income
Canada	$14.4	$84.7	$(139.6)
Foreign	24.8	44.8	15.4

	39.2	129.5	(124.2)

Current income tax expense
Canada	5.0	7.2	14.1
Foreign	7.8	4.8	7.0

	12.8	12.0	21.1

Future income tax expense (recovery)
Canada	(25.9)	20.3	(117.5)
Foreign	1.6	3.5	(3.2)

	(24.3)	23.8	(120.7)

	$(11.5)	$35.8	$(99.6)

     The Company’s effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2003	2002	2001

Provision (recovery) at Canadian statutory rates	$14.5	$53.0	$(49.6)
Foreign tax rate differentials	(3.8)	(4.6)	(6.3)
Large corporations tax	1.6	1.6	1.2
Reduction in tax rates	0.4	—	—
Non-taxable income	(1.5)	(12.2)	(15.4)
Other, including tax reassessments and provisions	(22.7)	(2.0)	(29.5)

Income tax expense (recovery)	$(11.5)	$35.8	$(99.6)

     A $24.4 recovery of future income tax was recorded in 2003 as a result of a favorable tax reassessment.

Temporary differences

     The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2003	2002	2001

Future income tax liabilities
Depreciable property and equipment	$122.4	$109.0	$127.2
Other	84.2	62.9	73.9
Future income tax assets
Tax loss carryforwards	(125.7)	(75.5)	(137.0)

Future income tax liability	$80.9	$96.4	$64.1

     As at December 31, 2003, the Company had the following tax loss carryforwards available to reduce future taxable income and capital gains:

		Future	Valuation	Net future
	Amount	tax asset	allowance	tax asset

Non-capital losses
Canada	$307.4	$113.8	$(9.0)	$104.8
United States	7.9	2.9	—	2.9
Other	2.3	0.9	(0.9)	—

	317.6	117.6	(9.9)	107.7

Capital losses
Canada	$396.2	$73.3	$(55.3)	$18.0

The Company has non-capital losses expiring in the following years:

2004	$0.2
2005	3.6
2006	1.2
2007	36.3
2008	134.9
Thereafter	141.4

$317.6

12. Shareholders’ equity

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares.

Common shares

	2003		2002		2001
	Number of		Number of		Number of
(Share amounts in millions)	shares	Amount	shares	Amount	shares	Amount
Balance – January 1	78.8	$1,191.5	78.6	$1,162.4	78.5	$1,116.8
Issued under dividend reinvestment and share purchase and stock option plans	–	1.0	0.3	4.7	0.7	53.5
Issued for purchase of The Fairmont Copley Plaza Boston (note 4)	1.0	21.0	–	–	–	–
Issued to Kingdom for shares of Fairmont (note 4)	–	–	2.9	69.0	–	–
Share repurchase plans	(0.7)	(11.3)	(3.0)	(44.6)	(0.6)	(7.9)

Balance – December 31	79.1	$1,202.2	78.8	$1,191.5	78.6	$1,162.4

     On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on a 1:4 basis. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

     Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately 3.9 million, or approximately 5%, of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 7, 2004 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases have been accounted for as follows:

	2003	2002	2001
Common shares	$11.3	$44.6	$7.9
Contributed surplus	–	0.5	2.0
Foreign currency translation adjustments	–	(2.3)	–
Retained earnings	5.5	30.4	–

	$16.8	$73.2	$9.9

     The Company had a dividend reinvestment and share purchase plan until October 1, 2001 which permitted participants to acquire additional common shares of the Company by reinvesting cash dividends paid on common shares held by them and/or by investing optional cash payments.

Other equity

Upon occurrence of certain events, holders of the Convertible Notes (note 10) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

     The Convertible Notes have been allocated between debt and equity elements and classified separately on the balance sheet. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Preferred shares

On March 31, 1999, the Company completed the issue of 8.8 million 5.65%, cumulative, redeemable, first preferred shares, Series A, for $145. The holders of the preferred shares were entitled to a fixed annual dividend of $0.9307 per share payable quarterly. An aggregate redemption premium of $5.5 was paid on redemption in October 2001, and was charged to contributed surplus.

Foreign currency translation adjustments

	2003	2002
Balance – January 1	$27.4	$20.2
Effect of exchange rate changes on Canadian dollar net assets	76.7	7.2

Balance – December 31	$104.1	$27.4

13. Stock-based compensation

The Company has a Key Employee Stock Option Plan (“KESOP”), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting at the end of each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

     Simultaneously with the grant of an option, the Company may also grant SAR’s at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

     By agreement between FHR and the companies distributed pursuant to the Arrangement (see note 24), the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations are recovered from those companies.

     The Company also has a Directors’ Stock Option Plan (“DSOP”) under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date.

     As at December 31, 2003, 2.1 million options were available for future grants under the KESOP out of the 5.6 million options currently authorized, and 456,000 options were available for future grants under the DSOP out of the 600,000 options currently authorized.

Details of the stock options outstanding were as follows:

		Weighted
	Number of options	average exercise
	(thousands)	price (Cdn $)
Outstanding as at December 31, 2000	1,425	$15.36
Granted	3,230	26.77
Exercised	(650)	15.66
Cancelled	(284)	15.65

Outstanding as at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Cancelled	(103)	24.78

Outstanding as at December 31, 2002	3,587	26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	$26.63

Exercisable as at
December 31, 2001	555	$16.10
December 31, 2002	907	22.24
December 31, 2003	1,523	24.98

Details as at December 31, 2003, of the stock options outstanding are as follows:

		Weighted
		average remaining	Weighted	Number	Weighted
	Number outstanding	contractual life	average exercise	exercisable	average exercise
Range of exercise prices (Cdn $)	(thousands)	(years)	price (Cdn $)	(thousands)	price (Cdn $)
$10.38 to $11.96	37	1.1	$11.23	37	$11.23
$14.84 to $20.09	332	5.2	15.81	332	15.81
$26.25 to $49.30	3,219	7.9	27.92	1,154	28.06

	3,588	7.6	$26.63	1,523	$24.98

     During 2003 $(0.3) (2002 – $0.9) was (recovered) expensed for outstanding SARs, and $0.4 (2002 – $nil) was expensed relating to the issuance of options. Contributed surplus increased by $0.4 (2002 – $nil) relating to the stock option expense in 2003.

     Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2003	2002
Reported net income	$50.7	$92.5
Net income assuming fair value method used	50.1	92.1

Assuming fair value method used
Basic earnings per share	0.64	1.17
Diluted earnings per share	0.63	1.16

     The weighted average fair value of options granted during 2003 was Cdn $10.12 per option (2002 – Cdn$12.73). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002
Expected dividend yield	0.3%	0.2%
Expected volatility	36%	41%
Risk-free interest rate	4.2%	3.9%
Expected option life in years	3.6	3.4

14. Income (loss) from equity investments and other

	2003	2002	2001
Equity income (loss)
Partnerships and corporations	$(1.1)	$2.8	$2.0
Legacy	(8.6)	6.4	7.4
Amortization of deferred gain on sale of property and equipment to Legacy	2.8	8.5	9.3

	$(6.9)	$17.7	$18.7

15. Other (income) expenses, net

	2003	2002	2001
Brand technology development costs	$—	$—	$22.4
Write-off of deferred development charges, leasehold improvements and equity investment	—	—	7.2
Restructuring costs	—	—	6.4
Write-off of management contracts	—	—	5.8
Gain on sale of Legacy units	—	—	(31.1)
Foreign currency exchange loss	2.1	—	—
Other	—	(4.9)	(0.6)

	$2.1	$(4.9)	$10.1

Foreign currency losses (gains) included in net income were $4.5 (2002 – ($0.8); 2001 – ($1.5)).

16. Reorganization and corporate expenses

	2003	2002	2001
Reorganization expenses
Severance and incentive compensation	$—	$—	$67.7
Professional advisory fees	—	—	36.4
Debt redemption premium on medium-term notes	—	—	32.7
Other	—	0.9	1.3

		0.9	138.1
Corporate expenses	—	1.3	18.8

	$—	$2.2	$156.9

     Reorganization expenses for 2002 include charges relating to SAR’ s for former employees of Canadian Pacific Limited (“CPL”) that have a continuing impact on operations.

     Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

17. Interest expense, net

	2003	2002	2001
Long-term debt	$22.1	$20.9	$44.8
Short-term debt	16.0	1.2	42.2

	38.1	22.1	87.0
Less: Interest income	3.7	2.9	16.9
Interest capitalized	0.8	0.1	0.5

	$33.6	$19.1	$69.6

18. Net income per common share

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the consolidated statements of income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’ s option plans, as determined under the treasury stock method.

(millions)	2003	2002	2001
Weighted average number of common shares outstanding – basic	79.2	78.4	78.9
Dilutive effect of stock options	0.8	1.3	0.1

Weighted average number of common shares outstanding – diluted	80.0	79.7	79.0

19. Supplemental cash flow disclosure

a) Changes in non-cash working capital items:

	2003	2002	2001
Decrease (increase) in current assets
Accounts receivable	$4.3	$1.5	$1,586.5
Inventory	—	(0.6)	262.6
Prepaid expenses and other	3.9	(2.0)	(3.4)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(8.5)	(9.4)	(2,127.4)

Increase in non-cash working capital balances before discontinued operations	(0.3)	(10.5)	(281.7)
Discontinued operations	—	—	258.0

Increase in non-cash working capital balances after discontinued operations	$(0.3)	$(10.5)	$(23.7)

b) Cash payments made during the year on account of:

	2003	2002	2001
Interest paid	$36.2	$25.3	$106.4
Income taxes paid	17.8	21.8	33.6

c) Non-cash investing and financing activities:

	2003	2002	2001
Issuance of common shares on acquisitions	$21.0	$69.0	$—
Sale of hotels to Legacy in exchange for exchangeable shares	—	—	83.3
Acquisition of Legacy units under its distribution reinvestment plan	—	3.4	—

20. Employee future benefits

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these defined plans are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

     For defined benefit plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight line basis over eleven years, the expected average remaining service life of employees covered by the various plans. In respect of the other actuarial gains and losses, the portion in excess of 10% of the greater plan obligation and the fair value of plan assets is amortized over the same period. For defined contribution plans, pension costs equal the Company’s share of the contribution allocated to the employee.

     The Company uses a measurement date of December 31 for all of its pension and other post retirement benefits.

Benefit obligations

	2003		2002
Change in benefit obligation	Pension	Other	Pension	Other
Benefit obligation – January 1	$74.5	$—	$71.1	$—
Service cost	2.1	0.1	0.9	—
Interest cost	5.7	0.1	4.1	—
Plan participants’ contributions	0.2	—	0.2	—
Plan amendments	1.4	—	—	—
Actuarial loss	3.8	0.2	7.4	—
Benefits paid	(7.1)	(0.1)	(11.3)	—
Other	5.7	1.9	1.3	—
Foreign currency exchange rate changes	16.4	0.1	0.8	—

Benefit obligation – December 31	$102.7	$2.3	$74.5	$—

The weighted-average assumptions used to determine end of year benefit obligations are as follows:

	2003		2002
Change in benefit obligation	Pension	Other	Pension	Other
Discount rate	6.0%	6.0%	6.5%	N/A
Rate of compensation increase	3.5%	N/A	3.5%	N/A

     A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate was then assumed to decrease gradually to 5% by 2009 and remain at that level thereafter. Assumed health care trend rates can have a significant effect on the amounts reported for the health care plans.

A 1% change in assumed health care cost trend costs would have the following effect for 2003:

	1% increase	1% decrease
Effect on post retirement benefit obligation	$0.1	$(0.1)

Plan assets

	2003		2002
Change in plan assets	Pension	Other	Pension	Other
Fair value – January 1	$72.8	$—	$86.9	$—
Actual return on plan assets	7.2	—	(4.1)	—
Employer contributions	2.7	0.1	2.6	—
Plan participant contributions	0.2	—	0.2	—
Benefits paid	(7.1)	(0.1)	(11.3)	—
Transfer to defined contribution plan	(3.5)	—	(2.2)	—
Other	0.9	—	—	—
Foreign currency exchange rate changes	15.6	—	0.7	—

Fair value – December 31	$88.8	$—	$72.8	$—

The asset allocation of the Company’ s pension plan assets is as follows:

		Percentage of plan assets
	Target Allocation	at December 31,
Asset category	2004	2003	2002
Cash	0–10%	0%	22%
Debt securities	30–40%	42%	37%
Equity securities	50–60%	58%	41%

     The Company’ s investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to FHR’ s current investment allocation policies.

     Equity securities include no common shares of FHR as at December 31, 2003 (2002 – 8,725 common shares).

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	December 31, 2003		December 31, 2002
	Pension	Other	Pension	Other
Fair value of plan assets	$88.8	$—	$72.8	$—
Benefit obligation	(102.7)	(2.3)	(74.5)	—

Funded status	(13.9)	(2.3)	(1.7)	—
Unrecognized net actuarial loss	25.2	0.2	19.8	—
Unrecognized prior service cost	3.8	—	2.3	—
Unrecognized net transitional asset	(26.9)	1.5	(25.5)	—
Valuation allowance	(2.4)	—	(2.2)	—

Accrued benefit liability	$(14.2)	$(0.6)	$(7.3)	$—

Amounts recognized in the accompanying consolidated balances sheets:
Other assets and deferred charges	$19.4	$—	$14.2	$—
Other liabilities	(33.6)	(0.6)	(21.5)	—

	$(14.2)	$(0.6)	$(7.3)	$—

     Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

	2003		2002
	Pension	Other	Pension	Other
Accrued benefit obligation	$62.4	$2.3	$21.5	$—
Fair value of plan assets	21.3	—	—	—

Underfunded balance	$41.1	$2.3	$21.5	$—

     As at December 31, 2003, the Company had issued letters of credit of $40.8 (2002 – $28.3) representing financial guarantees on the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2003 were $2.7 in respect of defined benefit pensions and $0.1 in respect of other benefits.

     The date of the most recent funding valuation for the majority of FHR’ s registered plan obligations is January 1, 2001. The next funding valuation for the majority of the registered plan obligations will be as of December 31, 2003.

Net periodic cost

Components of the Company’ s net periodic benefit costs related to the defined benefit pension plans of continuing operations are as follows:

	2003	2002	2001
Service cost	$2.1	$0.9	$1.9
Interest cost	5.7	4.1	4.6
Expected return on plan assets	(5.9)	(6.3)	(6.9)
Settlement loss	—	—	12.8
Net amortization and deferrals	(1.7)	(8.6)	3.1
Decrease in valuation allowance	(0.3)	—	—
Other	4.7	—	—

	$4.6	$(9.9)	$15.5

Weighted average assumptions
Discount rate	6.5%	6.5%	6.8%
Expected return on plan assets	7.5%	7.5%	7.9%
Rate of compensation increase	3.5%	3.5%	3.0%

     Components of the Company’ s net periodic benefit costs related to other post-retirement benefits from continuing operations are as follows:

	2003	2002	2001
Service cost	$0.1	$—	$—
Interest cost	0.1	—	—
Net amortization and deferrals	0.1	—	—
Other	0.4	—	—

	$0.7	$—	$—

Weighted average assumptions
Discount rate	6.5%	N/A	N/A
Health care and other benefits cost trend rates (ultimate)	5.0%	N/A	N/A

     Assumed health care cost trend rates can have an effect on the amounts reported for the post-retirement benefits. A one percentage-point change in assumed health care cost trend rates would impact total service and interest cost by $nil.

     The Company also has a defined benefit plan for certain retirees that is not included in the above table. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets and the projected benefit obligation related to the Company’s portion of this plan are equal, being approximately $104 as at December 31, 2003 and $150 as at December 31, 2002. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2003, 2002 and 2001, the service costs of the Company’s portion of this plan were $nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

     FHR also has defined contribution pension plans. The net expense for such plans for continuing operations, which equals the Company’s required contribution, was $2.8, $1.3 and $1.2 in 2003, 2002 and 2001, respectively.

21. Commitments, contingencies and guarantees

Commitments

As at December 31, 2003, contractual commitments in respect to capital expenditures for wholly owned or leased hotels totaled approximately $26.5.

     The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

     Minimum rentals for operating leases which expire on various dates are as follows:

2004	$13.8
2005	13.8
2006	11.1
2007	10.6
2008	10.4
Thereafter	50.4

$110.1

     Rent expense under operating leases amounted to $11.7 in 2003 (2002 – $9.8; 2001 – $7.0).

     As at December 31, 2003, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $303, on which interest rates vary with bank prime or money market rates. As at December 31, 2003, the Company had issued and undrawn letters of credit of $59.4.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totaling $12.0 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the financial statements for amounts that may be potentially owed under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $25 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’

liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

22. Risk management and financial instruments

Financial instruments for which the Company’ s carrying values differ from fair value are summarized in the following table:

	2003		2002		2001
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Long-term debt	$657.6	$663.1	$535.5	$546.4	$339.7	$344.2
Long-term advances	72.8	68.3	57.1	57.1	56.4	56.4

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Due to the relative short exercise period of the Fairmont put option, the carrying value of the Fairmont put option (note 10) is equal to its fair value as at December 31, 2003.

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of long-term debt is estimated based on rates currently available to the Company for long-term borrowings with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates.

•	The fair value of long-term advances is estimated based on rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

•	Forward foreign exchange contracts have been fair valued using the period end foreign exchange rate, due to the relatively short period until settlement.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. At December 31, 2003, the aggregate fair value of the outstanding forward contracts was a liability of $7.6.

Interest rate risk management

The Company enters into interest rate cap contracts to manage interest rate risk. At December 31, 2003, FHR had outstanding, two interest rate contracts to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui. At December 31, 2003, the fair market value of the interest rate contracts approximates their nominal carrying value.

Credit risk management

Credit risk relates to cash, cash equivalents and account receivable balances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and maintains allowances for potential credit losses. FHR also extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23. Related party transactions

In August 2003 and December 2002, FHR entered into long-term incentive based management contracts with Legacy for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. These transactions were recorded at the exchange amount, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on these properties, FHR has agreed to pay an aggregate amount of $18.0 to Legacy over a three-year period. These amounts have been accounted for as intangible assets and are amortized over the life of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. At December 31, 2003, FHR has a liability due to Legacy of $11.0 in connection with these management contracts with Legacy.

     In connection with Legacy’s acquisitions of The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR entered into reciprocal loan agreements with Legacy totaling $86.6. The loans mature between October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the financial statements.

     Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount has been included in revenues from management operations.

     FHR has a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $10.9. This loan is due July 2006 and bears interest at the lender’s rate. This loan is classified in other assets and deferred charges. In addition, at December 31, 2003, FHR has a receivable from Legacy of $8.7, which has been classified as a loan receivable. This loan matures on July 31, 2004, bears interest at the bankers’ acceptance rate plus 2.75% and is unsecured.

     In the ordinary course of business, FHR derives management fees and other revenues from certain of its equity-owned investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2003	2002	2001
Revenues	$38.7	$35.8	$32.3
Accounts receivable	2.6	3.1	1.9

24. Discontinued operations

Until September 30, 2001, the Company operated under the name of Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the arrangement approved by the shareholders and by the court, CPL completed a major reorganization, (the “Arrangement”), which divided CPL into five new public companies: Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in FHRHI. This distribution was recorded at the carrying value of the net investment in each subsidiary.

     Prior to the distribution of the four operating businesses, PanCanadian paid a special dividend to CPL of approximately $645, and Canadian Pacific Railway returned approximately $450 of capital to CPL. The proceeds were used, in part, to settle CPL’s commercial paper, medium-term notes and preferred shares.

     Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statements of income and consolidated statements of cash flows up to September 30, 2001.

     As at the distribution date of October 1, 2001, cash, total assets and total liabilities of $383.6, $15,108.4 and $9,668.4, respectively, were distributed as discontinued operations.

The results of discontinued operations are summarized below:

	Nine months ended September 30, 2001
	Canadian
	Pacific Railway	CP Ships	PanCanadian	Fording	Total
Revenues	$1,799.9	$1,990.9	$5,487.3	$501.5	$9,779.6
Operating income	364.2	105.1	1,180.7	85.7	1,735.7
Income tax expense	52.1	8.5	384.9	37.1	482.6
Net income	167.4	49.0	664.7	42.8	923.9

     The discontinued operations had certain specific accounting policies related to revenue recognition and property and equipment that were disclosed in note 1 of the December 31, 2000 consolidated financial statements of CPL.

25. United States accounting policies and reporting

Canadian and United States accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements.

     The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2003	2002	2001
Income (loss) from continuing operations – Canadian GAAP	$50.7	$92.5	$(28.2)
Increased (decreased) by
Pension accounting(1)	(1.4)	(1.4)	0.3
Post-retirement benefits(2)	(0.7)	—	—
Stock-based compensation(3)	1.4	0.6	(3.9)
Convertible senior notes(4)	0.3	—	—
Variable interest entities(5)	(1.3)	—	—
Internal use software costs(6)	—	(7.4)	7.4
Acquisition costs(7)	—	—	0.4
Translation rates(8)	—	—	0.2

Adjusted net income (loss) before taxes	49.0	84.3	(23.8)
Future income taxes on above items	1.2	3.6	(3.2)

Net income (loss) from continuing operations – U.S. GAAP	50.2	87.9	(27.0)

Net income from discontinued operations – Canadian GAAP	—	—	923.9
Increased (decreased) by
Oil and gas(9)	—	—	2.8
Derivative instruments(10)	—	—	67.6
Pension accounting(1)	—	—	(20.0)
Post-retirement benefits(2)	—	—	3.7
Termination benefits(11)	—	—	(2.9)
Internal use software(6)	—	—	(5.7)
Translation rates(8)	—	—	(14.1)
Other	—	—	(15.4)

Adjusted net income before taxes	—	—	939.9
Future income taxes on above items	—	—	6.9
Future income taxes due to rate differences	—	—	86.8
Cumulative catch-up adjustment on adoption of FASB Statement No. 133 – net of tax	—	—	2.3

Income from discontinued operations – U.S. GAAP	$—	$—	$1,035.9

Condensed consolidated statements of income

	2003	2002	2001
Revenues
Hotel ownership operations	$584.9	$516.6	$486.4
Management operations	37.6	36.1	34.2
Real estate activities(5)(13)	33.9	31.9	13.2

	656.4	584.6	533.8
Other revenues from managed and franchised properties	32.6	27.7	29.1

	689.0	612.3	562.9
Expenses
Hotel ownership operations(1)(2)(3)	461.6	369.3	360.9
Management operations	22.5	15.7	18.7
Real estate activities(5)(13)	22.5	26.2	15.3
Amortization	67.5	59.8	68.4
Reorganization and corporate expenses(12)	—	1.6	173.2

	574.1	472.6	636.5
Other expenses from managed and franchised properties	35.1	27.7	29.1

	609.2	500.3	665.6

Income (loss) from equity investments and other	(6.9)	17.7	18.5

Operating income (loss)	72.9	129.7	(84.2)
Other (income) expense(13)	2.1	(10.7)	(31.1)
Interest expense, net(4)	33.3	19.1	68.8

Income (loss) before income taxes and non-controlling interest	37.5	121.3	(121.9)
Income tax expense (recovery)	(12.7)	32.2	(96.0)
Non-controlling interest	—	1.2	1.1

Income (loss) from continuing operations	50.2	87.9	(27.0)
Discontinued operations	—	—	1,035.9

Net income	50.2	87.9	1,008.9
Preferred share dividends	—	—	(5.3)

Net income available to common shareholders	$50.2	$87.9	$1,003.6

Basic earnings per common share
Income (loss) from continuing operations	$0.63	$1.12	$(0.41)
Discontinued operations	—	—	13.13
Net income	0.63	1.12	12.72
Diluted earnings per common share
Income (loss) from continuing operations	0.63	1.10	(0.41)
Discontinued operations	—	—	13.11
Net income	$0.63	$1.10	$12.70
Comprehensive income in accordance with U.S. GAAP(14)
Income (loss) from continuing operations – U.S. GAAP	$50.2	$87.9	$(27.0)
Income from discontinued operations – U.S. GAAP	—	—	1,035.9
Other comprehensive income (loss)
Foreign currency translation adjustments	76.7	7.2	(69.2)
Cumulative catch-up adjustment on adoption of FASB Statement No. 133	—	—	(76.8)
Change in fair value of cash hedging instruments	—	—	71.6
Minimum pension liability adjustment	(4.4)	—	—
Future income taxes	1.6	—	1.6

Comprehensive income	$124.1	$95.1	$936.1

Consolidated balance sheets

The following shows the differences, increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2003	2002
Assets
Accounts receivable(5)	$(0.9)	$—
Prepaid expenses and other(5)	(0.6)	—
Non-hotel real estate(5)	1.7	—
Intangible assets(2)	(4.5)	(5.8)
Other assets and deferred charges(15)(1)	81.0	65.6

	$76.7	$59.8

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities(5)	$1.5	$—
Other liabilities(2)	5.6	—
Current portion of long-term debt(16)	—	(69.0)
Long-term debt(4)(15)	105.5	67.6
Future income taxes	(4.3)	(4.2)
Mandatorily redeemable common shares(16)	—	69.0
Shareholders’ equity
Contributed surplus(3)	1.9	3.3
Other equity(4)	(19.2)	—
Foreign currency translation adjustments(8)	(104.1)	(27.4)
Retained earnings	(8.5)	(3.9)
Accumulated other comprehensive income(14)	98.3	24.4

	$76.7	$59.8

Condensed consolidated statements of cash flows

Cash provided by (used in)	2003	2002	2001
Operating activities
Net income	$50.2	$87.9	$1,008.9
Exclude
Discontinued operations	—	—	1,035.9

Income (loss) from continuing operations	50.2	87.9	(27.0)
Items not affecting cash
Amortization property and equipment	64.8	57.4	60.2
Amortization of goodwill and intangible assets	2.7	2.4	8.2
(Income) loss from equity investments and other	6.9	(17.7)	(18.5)
Future income taxes	(25.5)	20.2	(116.8)
Non-controlling interest	—	1.2	1.1
Gains on sale of Legacy Real Estate Investments Trust units	—	—	(31.5)
Write-off of capital and other assets	—	—	18.3
Distributions from investments	6.7	15.1	11.5
Other	(10.8)	(21.5)	(52.1)
Changes in non-hotel real estate	11.6	6.9	(17.4)
Changes in non-cash working capital items	2.3	(10.5)	(23.4)
Discontinued operations	—	—	1,994.4

	108.9	141.4	1,807.0

Investing activities
Investment in partnerships and corporations	(1.6)	(46.7)	(28.7)
Additions to property and equipment	(87.2)	(84.3)	(120.2)
Acquisitions, net of cash acquired	6.0	(136.0)	(234.6)
Sales of investments and properties	—	—	147.4
Proceeds from sale of Legacy Hotels Estate Investment Trust units	—	—	52.8
Issuance of notes receivable	(50.3)	(67.6)	(27.2)
Collection of notes receivable	7.2	—	—
Other	—	(1.0)	1.2
Discontinued operations	—	—	(1,395.3)

	(125.9)	(335.6)	(1,604.6)

Financing activities
Issuance of long-term debt	181.7	306.0	163.6
Repayment of long-term debt	(423.9)	(43.9)	(626.8)
Issuance of common shares	1.0	4.7	53.0
Repurchase of common shares	(16.8)	(73.2)	(9.8)
Issuance of convertible debentures	262.5	—	—
Dividends	(4.8)	(3.2)	(121.3)
Redemption of preferred shares	—	—	(144.8)
Issuance of commercial paper	—	—	61.0
Repayment of commercial paper	—	—	(638.5)
Other	—	—	43.0
Discontinued operations	—	—	663.0

	(0.3)	190.4	(557.6)

Effect of exchange rate on cash	—	0.1	(14.6)

Cash position
Increase (decrease) in cash	(17.3)	(3.7)	(369.8)
Cash – Beginning of year	49.0	52.7	422.5

Cash – End of year	$31.7	$49.0	$52.7

1) Pension accounting

In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized into income over 11 years, the weighted-average, expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there has been no change in accounting policy and hence there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

     Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets whereas under U.S. GAAP, no valuation allowance has been provided.

     Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

2) Post-retirement benefits

Post-retirement benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under the Financial Accounting Standards Board (“FASB”) Statement No. 112, “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

3) Stock-based compensation

Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Arrangement, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

     Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

     If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2003	2002	2001
U.S. GAAP net income as reported	$50.2	$87.9	$1,008.9
Increase in stock-based compensation if FAS 123 had been adopted	5.0	6.0	2.0

Adjusted net income	45.2	81.9	1,006.9

U.S. GAAP basic earnings per common share
As reported	0.63	1.12	12.72
Adjusted	0.57	1.04	12.69

U.S. GAAP diluted earnings per common share
As reported	0.63	1.10	12.70
Adjusted	0.56	1.03	12.68

     The weighted average fair value of common shares granted in 2003 at the time of grant was Cdn$10.12 (2002 – Cdn$12.73; 2001 – Cdn$7.74). The fair value of common share options granted is estimated at the grant date using the Black-Scholes option-pricing model with the assumptions disclosed in Note 13. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

4) Convertible senior notes

Under Canadian GAAP, obligations relating to convertible senior notes have been allocated between debt and equity elements and classified separately on the balance sheet.

     Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt and interest expense and translation gains and losses have been calculated on the principal amount.

5) Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities” (“VIEs”) in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, except that it applies to annual and interim periods beginning on or after November 1, 2004.

     Subsequent to January 31, 2003, FHR created and settled a Trust which holds the assets of FHP. This entity is a VIE in accordance with FIN 46R of which FHR is the primary beneficiary. Under U.S. GAAP the assets, liabilities and activities of this Trust have been consolidated with those of FHR. On consolidation, certain profits realized by FHR, as the primary beneficiary, have been eliminated.

     For VIEs created prior to January 31, 2003, the Company is currently evaluating the impact of FIN 46R and its related interpretations.

6) Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

7) Acquisition costs

Under Canadian GAAP, certain integration costs may be included in the purchase price allocations for business combinations. These costs must be expensed when incurred under U.S. GAAP.

8) Translation rates

The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Under Canadian GAAP, the comparative financial statements prior to that date have been restated in U.S. dollars using the June 30, 2001 rate under the translation of convenience method. U.S. GAAP requires the restatement of comparative financial statements using the average and closing rates in effect during the period.

9) Oil and gas

The full cost methods of accounting for oil and gas operations promulgated under Canadian GAAP and U.S. GAAP differ in the following respect. Ceiling test calculations are performed by comparing the net book value of petroleum and natural gas properties with the future net revenues expected to be generated from proven developed reserves, discounted at 10% for U.S. reporting purposes and undiscounted for Canadian reporting. Any excess of net book value over future net revenues is recognized as an additional depletion expense in both reporting jurisdictions.

10) Derivative instruments

Effective January 1, 2001, FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and FASB Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” became effective for U.S. GAAP. FASB Statements No. 133 and No. 138 permit hedging of cash flows when specific documentation is in place from inception and the hedge meets effectiveness testing on an ongoing basis. For 2001, certain derivative instruments qualifying for hedge accounting under Canadian GAAP did not meet the definition of a hedge under U.S. GAAP.

11) Termination benefits

In 2001, the rules required to accrue termination benefits under U.S. GAAP were more restrictive than those under Canadian GAAP. In particular, under U.S. GAAP, these rules required that the plans be implemented within one year, which was not the case under Canadian GAAP.

12) Extinguishment of debt

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This statement requires the reclassification of gains and losses from extinguishment of debt from extraordinary items to income from continuing operations, in line with Canadian GAAP requirements. In 2001, the Company had a loss from the extinguishment of debt of $19.8, net of income tax. This loss has been reclassified as part of operating income in 2001.

13) Gains on sale of real estate investment

Under Canadian GAAP, the proceeds and costs related to the sale of a non-hotel real estate investment have been recorded as real estate revenues and real estate expenses respectively, on the consolidated statements of income. Under U.S. GAAP, this gain is considered to be a non-operating gain and has not been included in operating income.

14) Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

15) Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheet. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheet.

16) Fairmont put option

With the adoption of FAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) in 2003, the Fairmont put option described in Note 10 has been classified as a liability and disclosed in the current portion of long-term debt. This classification as at December 31, 2003 under U.S. GAAP is now consistent with the classification under Canadian GAAP. Comparative figures that classified this item as mezzanine equity have not been restated in accordance with the translation provisions under FAS 150.